

December 30, 2010

Ramsey K. Hamadi
Chief Financial Officer
NewBridge Bancorp
1501 Highwoods Boulevard, Suite 400
Greensboro, NC 27410

> **Re:**   **NewBridge Bancorp**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 0-11448**

Dear Mr. Hamadi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Market Areas, page 5

1.   In future filings, please describe the economic conditions of your market area, with quantification. We note that you describe significant related problems in your risk factor section and in the MD&A disclosure, via discussion of your provision and nonperforming loans. As necessary to an understanding of your performance, consider quantifying change in average income, unemployment figures, changes in home sales and prices, foreclosures and the like.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality – Specific Impairment, page 47

2.   You disclose the recorded investment in significant loans considered impaired was $47.1 million at December 31, 2009. On page 68, you disclose commercial and real estate impaired loans of $118.8 million at December 31, 2009. Please tell us in detail and revise future filings to reconcile and to clearly explain the relationship between these amounts.

Item 13. Certain Relationships and Related Transactions and Director Independence

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 18

3.   We note your disclosure that the loans and commitments were made in the ordinary course of business, on terms no more favorable to the borrowers, including interest rates and collateral, than those prevailing at the time for comparable transactions with other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans and commitments with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Diversity of the Board - Compensation Committee Interlocks and Insider Participation, page 25

4.   We note that the second paragraph speaks in general terms. Tell us, and revise future filings to disclose, whether or not the board in fact believes that all related party transactions with officers and directors, including those currently described in the third, fourth and fifth paragraphs, are on terms comparable to those which would have been reached with unaffiliated parties. If not, describe any differences.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 4 — Loans, Nonperforming Assets and Allowance for Credit Loss, page 10

5.   You disclosed impaired loans of $170 million and nonperforming loans of $52 million at September 30, 2010. Please revise future filings to provide a reconciliation of these amounts and to clearly explain the facts and circumstances for why certain loans are considered impaired but not nonperforming.

Noninterest Income and Expense, page 18

6.   We note you recognized $1.1 million as an expense in the quarter ended September 30, 2009 related to your decision to upgrade to a new core processing system. Please tell us what the $1.1 million expense represented (e.g. write-off of the old system, cost of the new system, etc.) and tell us how you considered whether to capitalize or expense the cost of the new system.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mike Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3366 with any other questions.

                                        Sincerely,

                                        Michael Seaman
                                        Special Counsel